Exhibit 99.1

For Immediate Release

Bell Canada to redeem Series M-18 debentures due February 2017

MONTRÉAL, August 17, 2016 – Bell Canada today announced that it will redeem on September 16, 2016, prior to maturity, all of its outstanding $700,000,000 principal amount of 5.00% Debentures, Series M-18, due February 15, 2017 ("Series M-18 Debentures").

The Series M-18 Debentures will be redeemed at a price equal to $1,017.580 per $1,000 of principal amount of debentures plus $4.384 for accrued and unpaid interest up to, but excluding, the date of redemption.

Notice of redemption will be delivered to the registered holder of the Series M-18 Debentures in accordance with the terms of the governing trust indenture.

About Bell

Canada’s largest communications company and the nation’s leading investor in communication infrastructure and services since 1880, Bell delivers innovative broadband wireless, TV and Internet, home phone, media and other communications services to Canadian consumers and business customers. To learn more, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace programs. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Michelle Michalak
Bell, Communications
416 215-3021
michelle.michalak@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
514 870-4619
thane.fotopoulos@bell.ca